ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 | A Publicly Listed Company

ANNUAL GENERAL STOCKHOLDERS' MEETING

Consolidated summarized remote voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Annual General Stockholders' Meeting to be exclusively held online on April 23, 2024, 11:00 a.m., with the purpose to:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	Take cognizance of the Managements Report, the Independent Auditor's Report, the Opinion of the Fiscal Council and the Summary of the Audit Committee's Report and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2023:		Approve	4.567.847.099	99,99%
			Reject	-	-
			Abstain	414.950	0,01%
2	Resolve on the allocation of net income for the fiscal year as detailed in the General Stockholders Meeting Manual available at https://www.itau.com.br/relacoes-cominvestidores/ en/general-stockholders-meetings/		Approve	4.568.200.449	100,00%
			Reject	-	-
			Abstain	61.600	0,00%
3	Fix the number of members who will comprise the Board of Directors in thirteen (13):		Approve	4.565.766.644	99,95%
			Reject	2.433.805	0,05%
			Abstain	61.600	0,00%
4	Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).		Yes	1.107.900	0,02%
			No	4.542.498.004	99,44%
			Abstain	24.656.145	0,54%
5	Election of the board of directors by candidate - Total members to be elected: 13 Nomination of candidates to the board of directors (the shareholder can nominate as many candidates as the numbers of vacancies to be filled in the general election. The votes indicated in this filed will be disregarded if the shareholder with voting rights also fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place).	Alfredo Egydio Setubal	Approve	4.563.604.758	99,90%
			Reject	4.412.617	0,10%
			Abstain	244.674	0,01%
		Ana Lúcia de Mattos Barretto Villela	Approve	4.566.155.896	99,95%
			Reject	1.861.479	0,04%
			Abstain	244.674	0,01%
		Candido Botelho Bracher (Conselheiro Independente)	Approve	4.549.847.006	99,60%
			Reject	17.905.321	0,39%
			Abstain	509.722	0,01%
		Cesar Nivaldo Gon (Conselheiro Independente)	Approve	4.567.970.960	99,99%
			Reject	46.415	0,00%
			Abstain	244.674	0,01%
		Fábio Colletti Barbosa (Conselheiro Independente)	Approve	4.557.761.604	99,99%
			Reject	9.990.723	-
			Abstain	509.722	0,01%
		Fabricio Bloisi Rocha (Conselheiro Independente)	Approve	4.568.017.375	99,99%
			Reject	-	-
			Abstain	244.674	0,01%
		João Moreira Salles	Approve	4.566.094.999	99,95%
			Reject	1.922.376	0,04%
			Abstain	244.674	0,01%
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)	Approve	4.566.972.560	99,97%
			Reject	1.044.815	0,02%
			Abstain	244.674	0,01%
		Paulo Antunes Veras (Conselheiro Independente)	Approve	4.568.017.375	99,99%
			Reject	-	-
			Abstain	244.674	0,01%
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	4.567.916.763	99,99%
			Reject	100.612	0,00%
			Abstain	244.674	0,01%
		Pedro Moreira Salles	Approve	4.564.174.233	99,91%
			Reject	3.578.094	0,08%
			Abstain	509.722	0,01%
		Ricardo Villela Marino	Approve	4.566.274.041	99,96%
			Reject	1.743.334	0,04%
			Abstain	244.674	0,01%
		Roberto Egydio Setubal	Approve	4.566.094.999	99,95%
			Reject	1.922.376	0,04%
			Abstain	244.674	0,01%
6	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the candidates that you´ve chosen? [If the shareholder chooses "yes" and also indicates the "approve" answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to "abstain" and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]		Yes	4.526.522.042	99,09%
			No	17.656.492	0,39%
			Abstain	24.083.515	0,53%
		Alfredo Egydio Setubal		347.873.554	7,01%
		Ana Lúcia de Mattos Barretto Villela		348.070.634	7,01%

7	View of all the candidates to indicate the cumulative voting distribution.	Candido Botelho Bracher (Conselheiro Independente)		347.917.907	7,01%
		Cesar Nivaldo Gon (Conselheiro Independente)		348.320.234	7,02%
		Fábio Colletti Barbosa (Conselheiro Independente)		347.823.186	7,01%
		Fabricio Bloisi Rocha (Conselheiro Independente)		348.320.234	7,02%
		João Moreira Salles		348.069.678	7,01%
		Maria Helena dos Santos Fernandes de Santana (Conselheiro Independente)		348.070.634	7,01%
		Paulo Antunes Veras (Conselheiro Independente)		348.320.234	7,02%
		Pedro Luiz Bodin de Moraes (Conselheiro Independente)		348.320.234	7,02%
		Pedro Moreira Salles		347.917.907	7,01%
		Ricardo Villela Marino		348.070.634	7,01%
		Roberto Egydio Setubal		348.069.678	7,01%
8	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	292.574	0,01%
			No	33.252.510	0,73%
			Abstain	4.534.716.965	99,27%
9	Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of a separate election of a member of the board of directors).		Yes	256.590.389	11,54%
			No	470.635.414	21,17%
			Abstain	1.495.698.045	67,29%
10	Decide on the independence of the members:		Approve	4.541.466.574	99,41%
			Reject	26.550.801	0,58%
			Abstain	244.674	0,01%
11	Election of the fiscal council by candidate - Total members to be elected: 2 Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).	Gilberto Frussa (efetivo) / João Costa (suplente)	Approve	4.568.017.375	99,99%
			Reject	-	-
			Abstain	244.674	0,01%
		Eduardo Hiroyuki Miyaki (efetivo) / Reinaldo Guerreiro (suplente)	Approve	4.568.017.375	99,99%
			Reject	-	-
			Abstain	244.674	0,01%
12	Nomination of candidates to the fiscal coucnil by shareholders with non-voting preferred shares or restricted voting rights.	Igor Barenboim (efetivo) / Rene Guimarães Andrich (suplente)	Approve	2.200.738.426	98,76%
			Reject	6.930.805	0,31%
			Abstain	20.665.017	0,93%
13	Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Fiscal Council:		Approve	4.568.017.375	99,99%
			Reject	-	-
			Abstain	244.674	0,01%
14	Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$680,000,000.00:		Approve	4.563.580.693	99,90%
			Reject	4.436.682	0,10%
			Abstain	244.674	0,01%

São Paulo-SP, April 22, 2024.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence